Exhibit 8.4

SHAREHOLDER INFORMATION AGREEMENT

THIS AGREEMENT (the “Agreement”) is made and entered into as of April 9, 2007, by and between AMERICAN FIDELITY DUAL STRATEGY FUND, INC. (“DSF”), and AMERICAN FIDELITY ASSURANCE COMPANY (“AFA”).

A. AFA offers or otherwise makes available Shares of DSF to or for clients of AFA pursuant to that certain Fund Participation Agreement dated as of December 22, 1998, as amended by that certain First Amendment to Fund Participation Agreement, as further amended by that certain Second Amendment to Fund Participation Agreement dated as of July 16, 2003 (collectively, the “Participation Agreement”); and

B. Pursuant to Rule 22c-2 of the Investment Company Act of 1940 (“Rule 22c-2”), DSF is required to enter into a shareholder information agreement with every intermediary who holds shares of DSF in omnibus accounts and submits orders directly to DFS’s transfer agent or to a registered clearing agency; and

C. This Agreement sets forth the terms and conditions for information sharing for DSF in accordance with Rule 22c-2.

Accordingly, the parties hereto agree as follows:

1.            Definitions. For the purposes of this Agreement:

a. The term “DSF” includes DSF and DFS’s principal underwriter, American Fidelity Securities, Inc.

b. The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by a Fund that are held by AFA.

c. The term “Shareholder” means the holder of interests in a variable annuity or variable life insurance contract issued by AFA.

d. The term “written” includes electronic writings and facsimile transmissions.

2.            Agreement to Provide Shareholder Information. AFA agrees to provide DSF, upon written request, the taxpayer identification number (“TIN”), if known, of any or all Shareholder(s) and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by AFA during the period covered by the request.

a.  Period Covered by Request. Requests must set forth a specific period, generally not to exceed 90 days from the date of the request, for which transaction information is sought. DSF may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by DSF for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by DSF, but shall not make a request for any information older than 12 months from the date of the request.

b.  Form and Timing of Response. AFA agrees to transmit the requested information that is on its books and records to DSF or its designee promptly, but in any event not later than ten business days, after receipt of a request. If the requested information is not on AFA’s books and records, AFA agrees to: (i) provide or arrange to provide to DSF requested information from shareholders who hold an account with an indirect intermediary; or (ii) if directed by DSF, biock further purchases of DSF’s Shares from such indirect intermediary. In such instance, AFA agrees to inform DSF whether it plans to perform (i) or (ii). Responses required by this paragraph must be communication in writing and in a format mutually agreed upon by the parties. For purposes of this provision, an “indirect intermediary” has the same meaning as in Rule 22c-2.

c.  Limitations on Use of Information. DSF agrees not to use the information received for marketing or any other similar purpose without the prior written consent of AFA.

3.           Agreement to Restrict Trading. AFA agrees to execute written instructions from DSF to restrict or prohibit further purchases or exchanges of Shares or take such other action as requested by DSF for a Shareholder that has been identified by DSF as having engaged in transactions of DSF’s Shares (directly or indirectly through AFA’s account) that violate policies established by DSF for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by DSF.

a.  Form of Instructions. Instructions must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

b.  Timing of Response. AFA agrees to execute instructions as soon as reasonably practicable, but not later than ten business days after receipt of the instructions by AFA.

c.  Confirmation by AFA. AFA must provide written confirmation to DSF that instructions have been executed. AFA agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

     4.          Termination. This Agreement may be terminated by (i) either party on six months’ written notice or (ii) upon termination of the Participation Agreement. Upon termination of this Agreement, the Participation Agreement shall terminate automatically, and AFA shall no longer be permitted to offer or otherwise make available Shares of DSF to its customers; provided, however, that if Rule 22c-2 is amended or rescinded such that DSF is no longer required to have this Agreement in place, the Participation Agreement shall not automatically terminate.

5.           Counterparts and Delivery. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.  A signed copy of this Agreement delivered by facsimile or by emailing a signed copy shall be treated as an original and shall bind both parties just as would the exchange of originally signed copies.

Dated as of the date set forth above.

AMERICAN FIDELITY ASSURANCE COMPANY

By:	/S/ David R. Carpenter
Name: David R. Carpenter Title: Executive Vice President
AMERICAN FIDELITY DUAL STRATEGY FUND, INC.
By:	/S/ David R. Carpenter
Name: David R. Carpenter Title: President

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